Mail Stop 3561

June 30, 2006

Paul J. Crecca
Chief Financial Officer
Haights Cross Communications, Inc.
10 New King Street, Suite 102
White Plains, NY 10604

> **Re:** **Haights Cross Communications, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 22, 2006**
> **File No. 333-109381**

Dear Mr. Crecca:

We have reviewed your response in the letter dated June 21, 2006 and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Consolidated Balance Sheets, page 54

1.   We note from your response to our prior comment number two that in connection with sale of your shares and warrants held by DLJ to other third parties, you amended the terms of your Series B preferred stock to clarify that unpaid cash dividends would accrue on a compounded basis, and concurrent with the amendment, DLJ also returned to you a portion of your Series B preferred stock and warrants to purchase shares of your Series A preferred stock and common stock. We also note as a result of the return and cancellation of the Company's shares and warrants, you recorded a deferred gain of $4.8 million. In this regard, based upon your response and disclosures in the notes to the consolidated financial statements it does not appear that any other consideration was required in exchange for the return of your shares and warrants. Please clarify for us and revise your notes in future filings to also disclose why you believe that DLJ was willing to return such shares and warrants for no economic benefit in return. Your response and revised disclosures should describe the underlying business reason(s) that incentivized DJL to consummate the transaction for the return of the Series B preferred stock and related warrants. Also, tell us why it does not appear any value was assigned to the warrant to purchase 743,148 shares of your common stock which was returned as part of the transaction. We may have further comment upon receipt of your response.

2.   We note from your response that you evaluated and concluded the amendment did not represent a substantial modification in the terms of the existing agreement as defined in EITF No. 96-19. Please provide us with your cash flow analysis which supports your belief that the modification, including the return of the shares and warrants for little or no consideration, did not represent a substantial modification in the terms of the existing agreement.

Note 12. Equity and Redeemable Preferred Stock, page 74

3.   We note your response to prior comment number three in which you provide the significant terms of the transactions in which you cancelled 1,194,814 warrants to acquired common stock and 1,245 warrants to acquire Series A preferred stock in the two separate Series B senior preferred stock retirement transactions. Please explain to us in detail how such transactions, including the return of the warrants to purchase shares of the Company's Series A preferred stock and common stock were recorded within your financial statements. As part of your response, you may consider using journal entries if it provides for a clearer understanding of how the transactions were accounted for within your financial statements. We

may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jean Yu at (202) 551-3305 or myself at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief